EXHIBIT 99.1

Brookfield Asset Management Announces Pricing of US$200 Million Note Offering

BROOKFIELD, NEWS, Nov. 17, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM) today announced that it has priced a public offering of $200 million aggregate principal amount of fixed rate perpetual subordinated notes (the “notes”). The underwriters for the offering were granted an option, exercisable for 30 days from November 17, 2020, to purchase up to an additional $30 million aggregate principal amount of notes solely to cover over-allotments.

The notes will have a coupon of 4.50%. The notes will be issued by Brookfield Finance I (UK) plc, an indirect 100% owned subsidiary of Brookfield, and will be fully and unconditionally guaranteed, on a subordinated basis, by Brookfield. The net proceeds from the sale of the notes will be used to finance and/or refinance recently completed and future Eligible Green Projects. The offering is expected to close on or about November 24, 2020.

Wells Fargo Securities, LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC are acting as joint book-running managers for the offering.

The notes are being offered pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission on September 29, 2020, as amended on October 6, 2020. The offering will be made only by means of a prospectus supplement relating to the offering of the notes. You may obtain these documents for free on EDGAR at www.sec.gov. Before you invest, you should read these documents and other public filings by Brookfield for more complete information about Brookfield and this offering.

Alternatively, copies can be obtained from:

Wells Fargo Securities, LLC 608 2nd Avenue South, Suite 1000 Minneapolis, MN 55402 Attn: WFS Customer Service Telephone: 1-800-645-3751 Email: wfscustomerservice@wellsfargo.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes described herein, nor shall there be any sale of these notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the registration statement or the prospectus supplement.

The notes will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada. Please refer to the above-mentioned registration statement and prospectus supplement for further selling restrictions relating to the offering of the notes (including, inter alia, in relation to the United Kingdom). Recipients of this news release are deemed to have had notice of such selling restrictions.

Brookfield Asset Management Inc.

Brookfield Asset Management is a leading global alternative asset manager with approximately US$575 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

For more information, please contact:

Communications & Media Claire Holland Tel: +1 416 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: +1 416 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The word “will” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the offering, the use of proceeds from the offering and the expected closing date of the offering described in this news release. Although Brookfield believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business or may do business; the behavior of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors in the prospectus and as detailed from time to time in Brookfield’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.